press release

ArcelorMittal announces the completion of its share buyback programme

Luxembourg, 19 February 2019 - ArcelorMittal announces the completion of its share buyback programme on 15 February 2019. ArcelorMittal has repurchased 4 million shares for a total value of approximately €79,577,540 (equivalent $US 89,679,370) at an approximate average price per share of €19.894. All details are available on its website on: https://corporate.arcelormittal.com/investors/equity-investors/share-buyback-2019.